OSISKO GOLD ROYALTIES LTD

....................................
Unaudited Condensed Interim
Consolidated Financial Statements

For the three and six months
ended
June 30, 2017

Osisko Gold Royalties Ltd
Consolidated Balance Sheets
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		June 30,	December 31,
	Notes	2017	2016
		$	$

Assets

Current assets
Cash and cash equivalents	3	348,642	499,249
Short-term investments		1,547	2,100
Accounts receivable		7,139	8,416
Other assets		674	974
		358,002	510,739

Non-current assets
Investments in associates	4	168,813	82,902
Other investments	5	143,023	108,409
Royalty and stream interests	6	543,202	494,768
Property and equipment		259	266
Exploration and evaluation		101,800	100,038
Goodwill		111,204	111,204
Deferred income taxes		12,208	7,978
		1,438,511	1,416,304

Liabilities

Current liabilities
Accounts payable and accrued liabilities		5,829	7,438
Dividends payable		4,270	4,266
Derivative financial instruments	15	10,484	-
Provisions and other liabilities	7	7,492	4,153
		28,075	15,857

Non-current liabilities
Long-term debt		46,236	45,780
Provisions and other liabilities	7	15,043	12,433
Deferred income taxes		130,855	127,930
		220,209	202,000

Equity
Share capital		913,050	908,890
Warrants		30,901	30,901
Contributed surplus		11,756	11,411
Equity component of convertible debenture		3,091	3,091
Accumulated other comprehensive income (loss)		(733)	7,838
Retained earnings		258,544	250,306
Equity attributable to Osisko Gold Royalties Ltd shareholders		1,216,609	1,212,437
Non-controlling interests		1,693	1,867
Total equity		1,218,302	1,214,304
		1,438,511	1,416,304

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Income
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

		Three months ended		Six months ended
		June 30,		June 30,
		2017	2016	2017	2016
	Notes	$	$	$	$

Revenues		18,359	15,792	35,485	31,398

Cost of sales		(271)	(138)	(373)	(166)
Depletion of royalty and stream interests		(3,675)	(2,812)	(6,994)	(5,834)
Gross profit		14,413	12,842	28,118	25,398

Other operating expenses
General and administrative		(6,742)	(5,307)	(12,897)	(9,120)
Business development		(2,698)	(2,736)	(4,963)	(4,822)
Exploration and evaluation		(42)	(373)	(84)	(695)
Gain (loss) on disposal of exploration and evaluation assets		20	(312)	20	(312)
Cost recoveries from associates		907	663	1,897	1,403
Operating income		5,858	4,777	12,091	11,852
Interest income		1,128	766	2,406	1,317
Dividend income		-	1,572	-	3,144
Finance costs		(984)	(960)	(1,933)	(1,553)
Foreign exchange gain (loss)		(6,125)	643	(7,545)	(13,086)
Share of loss of associates		(1,516)	(1,414)	(2,961)	(2,396)
Other gains, net	11	14,598	14,335	16,622	19,550
Earnings before income taxes		12,959	19,719	18,680	18,828
Income tax expense		(2,023)	(4,066)	(3,744)	(3,302)
Net earnings		10,936	15,653	14,936	15,526

Net earnings (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders		11,043	15,737	15,119	15,677
Non-controlling interests		(107)	(84)	(183)	(151)

Net earnings per share attributable to
Osisko Gold Royalties Ltd’s shareholders	12
Basic		0.10	0.15	0.14	0.15
Diluted		0.10	0.15	0.14	0.15

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Comprehensive Income
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Net earnings	10,936	15,653	14,936	15,526

Other comprehensive income (loss)

Items that will not be reclassified to the consolidated statement of income
Changes in fair value of financial assets at fair value through comprehensive income	(1,054)	20,445	2,693	40,310
Income tax effect	121	(1,372)	(283)	(216)
Share of other comprehensive income (loss) of associates	586	699	(63)	814

Items that may be reclassified to the consolidated statement of income
Change in fair value of derivative financial instruments – cash flow hedges	(10,484)	-	(10,484)	-
Income tax effect	1,405	-	1,405	-
Share of other comprehensive income (loss) of associates	(252)	140	(481)	(689)
Other comprehensive income (loss)	(9,678)	19,912	(7,213)	40,219

Comprehensive income	1,258	35,565	7,723	55,745

Comprehensive income (loss) attributable to:
Osisko Gold Royalties Ltd’s shareholders	1,365	35,649	7,906	55,896
Non-controlling interests	(107)	(84)	(183)	(151)

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Cash Flows
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Three months ended		Six months ended
		June 30,		June 30,
	Notes	2017	2016	2017	2016
		$	$	$	$
Operating activities
Net earnings		10,936	15,653	14,936	15,526
Adjustments for:
Share-based compensation		3,669	3,220	6,331	4,779
Depletion and amortization		3,710	2,867	7,062	5,949
Share of loss of associates		1,516	1,414	2,961	2,396
Net loss (gain) on acquisition of investments		(315)	(8,801)	2,283	(8,913)
Net gain on dilution of investments in associates		(11,976)	(2,566)	(16,809)	(3,219)
Net gain on disposal of investments		(632)	-	(632)	(3,410)
Change in fair value of financial assets at fair value through profit and loss		(1,675)	(2,968)	(1,464)	(4,008)
Deferred income tax expense		2,023	4,066	3,744	3,302
Loss (gain) on disposal of exploration and evaluation assets		(20)	312	(20)	312
Foreign exchange loss (gain)		6,113	(644)	7,528	13,076
Other		334	400	784	665
Net cash flows provided by operating activities before changes in non-cash working capital items		13,683	12,953	26,704	26,455
Changes in non-cash working capital items	13	403	2,911	(605)	(771)
Net cash flows provided by operating activities		14,086	15,864	26,099	25,684

Investing activities
Net decrease in short-term investments		1,000	-	500	100
Acquisition of investments		(68,306)	(13,291)	(131,125)	(18,899)
Proceeds on disposal of investments		969	7,201	23,481	9,346
Acquisition of royalty and stream interests		(12,500)	(20,000)	(55,428)	(49,500)
Proceeds on sale of royalty and stream interests		-	-	-	3,630
Property and equipment		(17)	(33)	(61)	(80)
Exploration and evaluation, net of tax credits		(1,613)	(2,261)	(371)	(5,084)
Net cash flows used in investing activities		(80,467)	(28,384)	(163,004)	(60,487)

Financing activities
Issuance of convertible debenture		-	-	-	50,000
Issuance of common shares and warrants		1,516	1,581	2,385	176,513
Investment from non-controlling interests		-	-	1,292	3,637
Issue expenses		-	(249)	-	(8,009)
Financing fees		-	(12)	-	(844)
Normal course issuer bid purchase of common shares		-	-	(1,822)	-
Dividends paid		(3,947)	(3,962)	(8,029)	(7,436)
Net cash flows provided by (used in) financing activities		(2,431)	(2,642)	(6,174)	213,861
Increase (decrease) in cash and cash equivalents before effects of exchange rate changes on cash and cash equivalents		(68,812)	(15,162)	(143,079)	179,058
Effects of exchange rate changes on cash and cash equivalents		(6,113)	644	(7,528)	(13,076)
Increase (decrease) in cash and cash equivalents		(74,925)	(14,518)	(150,607)	165,982
Cash and cash equivalents – beginning of period		423,567	439,009	499,249	258,509
Cash and cash equivalents – end of period		348,642	424,491	348,642	424,491

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2017
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

			Equity attributed to Osisko Gold Royalties Ltd shareholders
		Number of				Equity	Accumulated
		common		Special		component of	other			Non-
		shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	Notes	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	earnings	Total	interest	Total
			$	$	$	$	$	$	$	$	$
Balance - January 1, 2017		106,497,315	908,890	30,901	11,411	3,091	7,838	250,306	1,212,437	1,867	1,214,304

Net earnings (loss)		-	-	-	-	-	-	15,119	15,119	(183)	14,936
Other comprehensive loss		-	-	-	-	-	(7,213)	-	(7,213)	-	(7,213)
Comprehensive income (loss)		-	-	-	-	-	(7,213)	15,119	7,906	(183)	7,723
Dividends declared		-	-	-	-	-	-	(8,534)	(8,534)	-	(8,534)
Shares issued – Dividends reinvestment plan	9	35,371	505	-	-	-	-	-	505	-	505
Shares issued – Employee share purchase plan		12,255	170	-	-	-	-	-	170	-	170
Share options:
Shared-based compensation		-	-	-	1,554	-	-	-	1,554	-	1,554
Fair value of options exercised		-	101	-	(101)	-	-	-	-	-	-
Proceeds from exercise of options		27,502	389	-	-	-	-	-	389	-	389
Replacement share options:
Fair value of options exercised		-	1,108	-	(1,108)	-	-	-	-	-	-
Proceeds from exercise of options		171,501	1,887	-	-	-	-	-	1,887	-	1,887
Investments from non-controlling interests		-	-	-	-	-	-	295	295	9	304
Transfer of realized gain on financial assets at fair value through other comprehensive income		-	-	-	-	-	(1,358)	1,358	-	-	-
Balance – June 30, 2017		106,743,944	913,050	30,901	11,756	3,091	(733)	258,544	1,216,609	1,693	1,218,302

(i) As at June 30, 2017, accumulated other comprehensive loss comprises items that will not be recycled to the consolidated statement of income (loss) amounting to $9,064,000 and items that may be recycled to the consolidated statement of income (loss) amounting to ($9,797,000) .

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Consolidated Statements of Changes in Equity
For the six months ended June 30, 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars)

		Equity attributed to Osisko Gold Royalties Ltd shareholders
	Number of				Equity	Accumulated
	common		Special		component of	other			Non-
	shares	Share	warrants /	Contributed	convertible	comprehensive	Retained		controlling
	outstanding	capital	warrants	surplus	debenture	income (loss)(i)	Earnings	Total	interest	Total
		$	$	$	$	$	$	$	$	$
Balance - January 1, 2016	94,578,280	745,007	18,072	10,164	-	(41,203)	203,800	935,840	1,399	937,239
Adoption of IFRS 9	-	-	-	-	-	(7,610)	7,610	-	-	-

Net earnings (loss)	-	-	-	-	-	-	15,677	15,677	(151)	15,526
Other comprehensive income	-	-	-	-	-	40,219	-	40,219	-	40,219
Comprehensive income (loss)	-	-	-	-	-	40,219	15,677	55,896	(151)	55,745
Issuance of shares and warrants	11,431,000	159,325	13,283	-	-	-	-	172,608	-	172,608
Dividends declared	-	-	-	-	-	-	(8,506)	(8,506)	-	(8,506)
Shares issued – Dividends reinvestment plan	42,429	594	-	-	-	-	-	594	-	594
Shares issued – Employee share purchase plan	19,731	271	-	-	-	-	-	271	-	271
Share options:
Shared-based compensation	-	-	-	2,374	-	-	-	2,374	-	2,374
Fair value of options exercised	-	21	-	(21)	-	-	-	-	-	-
Proceeds from exercise of options	5,334	79	-	-	-	-	-	79	-	79
Replacement share options:
Fair value of options exercised	-	2,978	-	(2,978)	-	-	-	-	-	-
Proceeds from exercise of options	390,929	3,657	-	-	-	-	-	3,657	-	3,657
Equity component of convertible debenture, net of transaction costs of $66 and taxes of $1,137	-	-	-	-	3,091	-	-	3,091	-	3,091
Investments from non-controlling interests	-	-	-	-	-	-	307	307	662	969
Issue costs, net of taxes of $2,003 and $167	-	(5,442)	(454)	-	-	-	-	(5,896)	-	(5,896)
Transfer of realized gain on financial assets at fair value through other comprehensive income, net of taxes of $581	-	-	-	-	-	(4,786)	4,786	-	-	-
Balance – June 30, 2016	106,467,703	906,490	30,901	9,539	3,091	(13,380)	223,674	1,160,315	1,910	1,162,225

(i) As at June 30, 2016, accumulated other comprehensive income relates mainly to items that will not be recycled to the consolidated statement of income (loss).

The notes are an integral part of these unaudited condensed interim consolidated financial statements.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

1.	Nature of activities

Osisko Gold Royalties Ltd and its subsidiaries (together “Osisko” or the “Company”) are engaged in the business of acquiring and managing precious metal and other high-quality royalties, streams and similar interests in Canada and worldwide. Osisko is a public company traded on the Toronto Stock Exchange and the New York Stock Exchange constituted under the Business Corporations Act (Québec) and is domiciled in the Province of Québec, Canada. The address of its registered office is 1100, avenue des Canadiens-de-Montréal, Suite 300, Montréal, Québec.

The Company owns a 5% net smelter return (“NSR”) royalty on the Canadian Malartic mine, a sliding scale 2.0% - 3.5% NSR royalty on the Éléonore mine and acquired a silver stream on the Gibraltar mine in March 2017, all of which are in Canada. The Company also owns a portfolio of royalties, options on royalty/stream financings and exclusive rights to participate in future royalty/stream financings on various projects mainly in Canada and the U.S.A. In addition, the Company invests in equities of exploration, development and royalty companies.

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion Mine Finance Group (“Orion”) consisting of 74 royalties, streams and precious metal offtakes, including a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile. Additional information on this acquisition is provided in Note 18.

2.	Basis of presentation

These unaudited condensed interim consolidated financial statements have been prepared in accordance with the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of interim financial statements, including International Accounting Standard (“IAS”) 34, Interim Financial Reporting. The condensed interim consolidated financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2016, which have been prepared in accordance with IFRS as issued by the IASB. The accounting policies, methods of computation and presentation applied in these condensed interim consolidated financial statements are consistent with those of the previous financial year, except for the presentation of depletion of royalty and stream interests which is now presented before Gross profit instead of under Other operating expenses in the consolidated statements of income and the new accounting policies described below. Certain comparative figures have been reclassified to conform to the presentation adopted in the current year for the depletion of royalty and stream interests. The Board of Directors approved the interim condensed consolidated financial statements on August 3, 2017.

New accounting policies

Financial instruments

Derivatives

Derivatives, other than warrants held in mining exploration, development and royalty companies, are only used for economic hedging purposes and not as speculative investments. Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently measured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

2.	Basis of presentation (continued)

New accounting policies (continued)

Financial instruments (continued)

Cash flow hedges

The Company has elected to apply the hedge accounting requirements of IFRS 9, Financial Instruments and to designate certain derivatives as cash flow hedges thereunder. The Company documents at the inception of the hedging transaction, the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking the hedge transactions. The Company also documents its assessment, both at the inception of a hedge relationship and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in the cash flows of hedged items.

The fair value of a hedging derivative is classified as a non-current asset or liability when the remaining maturity of the hedged item is more than 12 months and it is classified as a current asset or liability when the remaining maturity of the hedged item is less than 12 months.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in other comprehensive income (loss) and accumulated in equity under accumulated other comprehensive income (loss). The gain or loss relating to the ineffective portion is recognised immediately in the consolidated statement of income within other gains, net.

Amounts accumulated in equity are reclassified to profit or loss in the periods when the hedged item affects profit or loss. However, when the forecast transaction that is hedged results in the recognition of a non-financial asset, the gains and losses previously deferred in equity are reclassified from equity and included in the initial measurement of the cost of the asset.

When a hedging instrument expires, is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss deferred in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in profit or loss. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately reclassified to profit or loss.

3.	Cash and cash equivalents

	June 30,	December 31,
	2017	2016
	$	$

Cash	293,676	404,347
Cash equivalents	54,966	94,902
	348,642	499,249

Cash equivalents are comprised of banker’s acceptances bearing a weighted average interest rate of 0.80% and having maturity dates in July 2017. As at June 30, 2017 and December 31, 2016, cash held in U.S. dollars amounted respectively to $226.6 million (US$174.6 million) and $243.0 million (US$181.0 million).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

4.	Investments in associates

	Six months ended	Year ended
	June 30,	December 31,
	2017	2016
	$	$

Balance – Beginning of period	82,902	44,011
Acquisitions	70,670	14,974
Exercise of warrants	2,274	775
Transfer from other investments	-	13,068
Share of loss, net	(2,961)	(6,623)
Share of other comprehensive income (loss), net	(544)	1,264
Net gain on ownership dilution	16,809	12,023
Disposals	(337)	-
Gain on disposal	-	3,410
Balance – End of period	168,813	82,902

The acquisitions for the six months ended June 30, 2017 are related to investments in companies that were already considered as associates as at December 31, 2016, including the acquisition of additional common shares of Barkerville Gold Mines Ltd. (“Barkerville”) for $40.8 million, which increased Osisko’s holding to 33.4% as at June 30, 2017.

5.	Other investments

	Six months ended	Year ended
	June 30,	December 31,
	2017	2016
	$	$
Fair value through profit or loss
Balance - Beginning of period	10,935	1,578
Acquisitions	7,376	3,278
Exercise of warrants	(548)	(311)
Change in fair value	1,464	6,390
Balance – End of period	19,227	10,935

Fair value through other comprehensive income
Balance – Beginning of period	97,274	93,607
Acquisitions	45,470	71,137
Exercise of warrants	500	-
Interests on financial assets at amortized cost paid in shares	12	26
Change in fair value	2,693	74,914
Disposals	(22,353)	(129,342)
Transfer to investments in associates	-	(13,068)
Balance – End of period	123,596	97,274

Balance – Reported on next page	142,823	108,209

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

5.	Other investments (continued)

	Six months ended	Year ended
	June 30,	December 31,
	2017	2016
	$	$

Balance – From previous page	142,823	108,209

Amortized cost
Balance - Beginning of period	200	10,300
Transfer to short-term investments	-	(100)
Conversion to royalty and stream interests	-	(10,000)
Balance – End of period	200	200

Total	143,023	108,409

The investments comprise common shares, warrants and notes receivable, almost exclusively from Canadian publicly traded companies.

6.	Royalty and stream interests

	Six months ended			Year ended
	June 30,			December 31,
	2017			2016
	Royalty interests	Stream interest	Total	Royalty interests
	$	$	$	$

Balance – Beginning of period	494,768	-	494,768	449,439
Acquisitions(i)	12,750	42,678	55,428	50,250
Conversion of a note receivable	-	-	-	10,000
Sale	-	-	-	(3,630)
Depletion	(6,415)	(579)	(6,994)	(11,291)
Balance – End of period	501,103	42,099	543,202	494,768

Producing
Cost	431,455	42,678	474,133	431,455
Accumulated depletion	(18,294)	(579)	(18,873)	(11,879)
Net book value – End of period	413,161	42,099	455,260	419,576

Exploration and evaluation
Cost	87,942	-	87,942	75,192
Accumulated depletion	-	-	-	-
Net book value – End of period	87,942	-	87,942	75,192

Total net book value – End of period (ii)	501,103	42,099	543,202	494,768

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

6.	Royalty and stream interests (continued)

(i)

On March 3, 2017, Osisko acquired from Gibraltar Mines Ltd. (“Gibco”), a wholly-owned subsidiary of Taseko Mines Limited (“Taseko”) having a 75% interest in the Gibraltar copper mine (“Gibraltar”), a silver stream with reference to silver produced at Gibraltar, located in British Columbia, Canada. Osisko paid Taseko cash consideration of US$33.0 million ($44.3 million) to purchase a silver stream and 3.0 million warrants of Taseko. Each warrant allows Osisko to acquire one common share of Taseko at a price of $2.74 until April 1, 2020. The fair value of the warrants was evaluated at $1,780,000 using the Back-Scholes option pricing model and the residual value of $42,678,000 was attributed to the silver stream (including $175,000 of transaction fees). Under the silver stream, Osisko will make ongoing payments of US$2.75 per ounce of silver delivered. Osisko will receive from Taseko an amount equal to 100% of Gibco’s share of silver production until reaching the delivery to Osisko of 5.9 million ounces of silver, and 35% of Gibco’s share of silver production thereafter. Silver in respect of which a delivery is made after January 1, 2017, is subject to the stream.

The stream is accounted for using the accounting policies for royalty interests as disclosed in the audited consolidated financial statements for the year ended December 31, 2016.

(ii)

On April 19, 2017, Osisko acquired an additional 0.75% NSR royalty on the Cariboo gold project from Barkerville for cash consideration of $12.5 million, increasing the total NSR royalty held by Osisko on the Cariboo gold project to 2.25%. The grant of the additional royalty cancelled Osisko’s royalty acquisition right which was granted pursuant to an investment agreement between Osisko and Barkerville dated February 5, 2016. However, Osisko retains a right of first refusal relating to any gold stream offer received by Barkerville with respect to the Cariboo gold project.

(iii)	As at June 30, 2017 and December 31, 2016, there were no royalty and stream interests included in the Advanced development category.

7.	Provisions and other liabilities

	Six months ended			Year ended
	June 30, 2017			December 31, 2016
	Share exchange	DSU and		Share exchange	DSU and
	rights(i)	RSU(ii)	Total	rights(i)	RSU(ii)	Total
	$	$	$	$	$	$

Balance – Beginning of period	10,692	5,894	16,586	7,067	3,109	10,176
Accretion expense	178	-	178	236	-	236
New liabilities	988	3,415	4,403	3,389	3,787	7,176
Extinguished liabilities	-	-	-	-	(268)	(268)
Revision of estimates	-	1,368	1,368	-	(734)	(734)
Balance – End of period	11,858	10,677	22,535	10,692	5,894	16,586

Current portion	-	7,492	7,492	-	4,153	4,153
Non-current portion	11,858	3,185	15,043	10,692	1,741	12,433
	11,858	10,677	22,535	10,692	5,894	16,586

(i)

The liability related to share exchange rights represents a put option held by the non-controlling shareholders in Mines Coulon Inc., a subsidiary of the Company. On October 20, 2017 (or before under certain conditions), the non-controlling shareholders have the option to convert their shares of Mines Coulon Inc. for an amount corresponding to 75% of the cost of their investment, such amount to be settled by the issuance of a variable number of common shares of the Company based on the fair market value of the Company’s shares at the time of conversion. The put option is measured initially at the present value of the redemption amount of the option. The financial liability is subsequently measured at amortized cost using the effective interest method with any differences recognized as finance costs in the consolidated statement of income (loss). During the six months ended June 30, 2017, the non- controlling interests invested $1,333,000 in Mines Coulon Inc.

(ii)	Deferred Share Units (“DSU”) and Restricted Share Units (“RSU”).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

8.	Revolving credit facility

The Company has a revolving credit facility (“Facility”) of $150.0 million as at June 30, 2017 which was not drawn. The Facility may be increased by $50.0 million at Osisko’s request, subject to standard due diligence procedures. The Facility is to be used for investments in the mineral industry, including the acquisition of royalties and the funding of precious metal streams. The Facility is secured by the Company’s assets (including the royalty and stream interests) and has a two-year term, which can be extended by one year on each anniversary date (up to December 23, 2019). The Facility includes covenants that require the Company to maintain certain financial ratios and meet certain non-financial requirements. As at June 30, 2017, all such ratios and requirements were met.

9.	Share capital and warrants

Dividends

The following table provides details on the dividends declared for the six months ended June 30, 2017:

					Dividend
	Dividend			Dividend	reinvestment
Declaration date	per share	Record date	Payment date	payable	plan(i)
	$			$

March 15, 2017	0.04	March 31, 2017	April 17, 2017	4,264,000	8,024,301
May 4, 2017	0.04	June 30, 2017	July 17, 2017	4,270,000	13,498,789

	0.08			8,534,000

(i)	Number of common shares held by shareholders participating to the dividend reinvestment plan (“DRIP”).

During the six months ended June 30, 2017, the Company issued 35,371 common shares under the DRIP, at a discount rate of 3%. On July 17, 2017, 35,337 common shares were issued under the DRIP at a discount rate of 3%.

Warrants

The following table summarizes the Company’s warrants outstanding as at June 30, 2017:

Number of	Exercise	Expiry
warrants	price	date
	$
5,715,500	19.08	February 26, 2019
5,480,000	36.50	March 5, 2022
11,195,500

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share-based compensation

Share options

The following table summarizes information about the movement of the share options outstanding:

	Six months ended		Year ended
	June 30, 2017		December 31, 2016
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price
		$		$
Balance – Beginning of period	3,063,130	14.25	2,823,333	13.71
Granted(i)	763,400	16.57	1,084,700	13.43
Exercised	(27,502)	14.14	(12,335)	15.22
Exercised – Virginia replacement share options(ii)	(171,501)	11.00	(505,756)	9.50
Expired	(4,333)	15.80	(30,712)	13.77
Forfeited	(8,333)	14.83	(296,100)	14.17
Balance – End of period	3,614,861	14.89	3,063,130	14.25
Options exercisable – End of period	1,752,394	14.51	1,322,729	14.04

(i)	Options were granted to officers, management and employees.
(ii)	Share options issued as Virginia replacement share options following the acquisition of Virginia Mines Inc. in 2015.

The weighted average share price when share options were exercised during the six months ended June 30, 2017 was $15.59.

The following table summarizes the Company’s share options outstanding as at June 30, 2017:

	Options outstanding			Options exercisable
			Weighted
			average
		Weighted	remaining		Weighted
Exercise		average	contractual		average
price range	Number	exercise price	life (years)	Number	exercise price
$		$			$
8.35 – 9.98	57,391	9.77	4.63	57,391	9.77
10.58 – 10.73	72,075	10.66	5.80	72,075	10.66
13.38 – 14.78	1,047,897	13.49	4.08	440,398	13.50
14.90 – 15.80	1,700,698	15.33	2.58	1,182,530	15.35
16.66 – 17.84	736,800	16.68	4.92	-	-
	3,614,861	14.89	3.59	1,752,394	14.51

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

10.	Share-based compensation (continued)

Share options (continued)

The options, when granted, are accounted for at their fair value determined by the Black-Scholes option pricing model based on the vesting period and on the following weighted average assumptions:

	Six months ended	Year ended
	June 30, 2017	December 31, 2016

Dividend per share	1%	1%
Expected volatility	38%	41%
Risk-free interest rate	1%	1%
Expected life	45 months	45 months
Weighted average share price	$16.57	$13.43
Weighted average fair value of options granted	$4.58	$3.88

The expected volatility was estimated using Osisko’s historical data from the date of grant and for a period corresponding to the expected life of the options.

Share options issued in 2016 and 2017 are exercisable at the closing market price of the common shares of the Company on the day prior to their grant.

The fair value of the share options is amortized over the vesting period. For the three and six months ended June 30, 2017, the total share-based compensation related to share options in the consolidated statement of income amounted to $728,000 and $1,548,000, respectively ($1,357,000 and $2,217,000 for the three and six months ended June 30, 2016, respectively) and share-based compensation capitalized to exploration and evaluation assets amounted to $2,000 and $6,000, respectively ($101,000 and $157,000 for the three and six months ended June 30, 2016, respectively).

Deferred and restricted share units

The following table summarizes information about the DSU and RSU movements:

	Six months ended		Year ended
	June 30, 2017		December 31 ,2016
	DSU	RSU	DSU	RSU

Balance – Beginning of period	175,446	595,076	106,408	440,166
Granted	64,000	231,300	67,600	211,300
Reinvested (dividends on common shares)	974	3,308	1,438	5,674
Cancelled	-	-	-	(62,064)
Balance – End of period	240,420	829,684	175,446	595,076
Balance – Vested	176,420	-	107,573	-

The DSU granted vest the day prior to the next annual general meeting and are payable at the end of the employment period of each director. The RSU granted vest and are payable three years after the grant date, one half of which depends on the achievement of certain performance measures.

The total share-based compensation expense related to the DSU and RSU plans for the three and six months ended June 30, 2017 amounted to $2,941,000 and $4,783,000, respectively ($1,863,000 and $2,562,000 for the three and six months ended June 30, 2016, respectively).

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

11.	Additional information on the consolidated statements of income

Other gains, net

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$

Change in fair value of financial assets at fair value through profit and loss	1,675	2,968	1,464	4,008
Net gain on dilution of investments in associates	11,976	2,566	16,809	3,219
Net gain (loss) on acquisition of investments(i)	315	8,801	(2,283)	8,913
Net gain on disposal of investments	632	-	632	3,410
	14,598	14,335	16,622	19,550

(i)	Represents changes in the fair value of the underlying investments between the respective subscription dates and the closing dates.

12.	Net earnings per share

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
	$	$	$	$
Net earnings attributable to Osisko Gold Royalties Ltd’s shareholders	11,043	15,737	15,119	15,677

Basic weighted average number of common shares outstanding (in thousands)	106,656	106,374	106,600	102,733
Dilutive effect of share options	115	196	82	203
Dilutive effect of warrants	-	-	-	-
Dilutive effect of convertible debenture	-	-	-	-
Diluted weighted average number of common shares	106,771	106,570	106,682	102,936

Net earnings per share attributable to Osisko Gold Royalties Ltd’s shareholders
Basic	0.10	0.15	0.14	0.15
Diluted	0.10	0.15	0.14	0.15

For the three and six months ended June 30, 2017, 1,642,799 share options and 3,169,898 share options (2,002,600 share options and 2,890,666 share options for the three and six months ended June 30, 2016, respectively) were respectively excluded from the computation of diluted earnings per share due to being anti-dilutive. For the three and six months ended June 30, 2017 and 2016, the 11,195,500 outstanding warrants and the 2,620,545 common shares underlying the convertible debenture were excluded from the computation of diluted earnings per share as their effect was anti-dilutive.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

13.	Additional information on the consolidated statements of cash flows

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016
	$	$	$	$

Interests received	926	696	2,043	1,274
Interests paid on long-term debt	611	616	1,215	992
Dividends received	-	1,572	215	3,132

Changes in non-cash working capital items
Decrease (increase) in accounts receivable	(597)	862	(174)	818
Decrease (increase) in other current assets	88	108	211	(72)
Increase (decrease) in accounts payable and accrued liabilities	912	1,941	(642)	(1,517)
	403	2,911	(605)	(771)

Accounts receivable on disposal of investments
Beginning of period	-	190	159	-
End of period	-	-	-

Accounts payable on acquisition of investments
Beginning of period	464	-	819	-
End of period	1,634	-	1,634	-

Tax credits receivable related to exploration and evaluation assets
Beginning of period	4,659	3,436	6,238	2,287
End of period	4,896	4,204	4,896	4,204

Accounts payable and accrued liabilities related to exploration and evaluation assets
Beginning of period	821	1,057	276	704
End of period	319	433	319	433

Accounts payable and accrued liabilities related to share issue expenses
Beginning of period	-	306	-	-
End of period	-	57	-	57

The Company paid $5,000,000 during the three and six months ended June 30, 2016 for the acquisition of royalty interests that were included in accounts payable and accrued liabilities as at December 31, 2015.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

14.	Financial risks

Foreign exchange risk

The Company holds balances in cash and cash equivalents denominated in U.S. dollars and is therefore exposed to gains or losses on foreign exchange. In addition, the Company, in connection with the acquisition of a precious metals portfolio of assets from Orion (Notes 1 and 18), has entered into foreign exchange forward contracts to mitigate its exposure to foreign currency risks as the Company agreed to pay the cash portion of the acquisition in U.S. dollars for a fixed pre- determined amount of US$500.6 million ($649.6 million as at June 30, 2017). The Company entered into foreign exchange forward contracts to buy US$204.0 million at a weighted average rate of $1.3480 US$/CA$ and designated these contracts as cash flow hedges. These contracts were settled on July 31, 2017 (acquisition date of Orion’s portfolio). The amount of ineffectiveness recorded in the consolidated statement of income is insignificant.

The balance of the cash portion of the acquisition price to be paid in U.S. dollars (approximately US$296.6 million) was paid from current cash and cash equivalent balances denominated in U.S. dollars and the available revolving credit facility. The current cash and cash equivalents balances denominated in U.S. dollars are not part of any hedging relationship and, therefore, foreign exchange gains and losses on these balances continue to be presented in the consolidated statement of income.

15.	Fair value of financial instruments

The following table provides information about financial assets and liabilities measured at fair value in the consolidated balance sheets and categorized by level according to the significance of the inputs used in making the measurements.

Level 1– Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2– Inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices); and
Level 3– Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

	June 30, 2017
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Derivative financial instruments
Foreign exchange forward contract	-	(10,484)	-	(10,484)
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	7,785	7,785
Other minerals, oil and gas	-	-	11,442	11,442
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	20,779	-	-	20,779
Publicly traded mining exploration and development companies
Precious metals	59,778	-	-	59,778
Other minerals, oil and gas	43,039	-	-	43,039
	123,596	(10,484)	19,227	132,339

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

	December 31, 2016
	Level 1	Level 2	Level 3	Total
	$	$	$	$
Recurring measurements
Financial assets at fair value through profit or loss(i)
Warrants and call options on equity securities
Publicly traded mining exploration and development companies
Precious metals	-	-	3,227	3,227
Other minerals, oil and gas	-	-	7,708	7,708
Financial assets at fair value through other comprehensive income(i)
Equity securities
Publicly traded royalty companies	30,338	-	-	30,338
Publicly traded mining exploration and development companies
Precious metals	41,627	-	-	41,627
Other minerals, oil and gas	25,309	-	-	25,309
	97,274	-	10,935	108,209

(i)	On the basis of its analysis of the nature, characteristics and risks of equity securities, the Company has determined that presenting them by industry and type of investment is appropriate.

The Company has no financial liabilities measured at fair value in the consolidated balance sheet as at December 31, 2016.

During the six months ended June 30, 2017 and 2016, there were no transfers among Level 1, Level 2 and Level 3.

The following table presents the changes in the Level 3 investments (warrants and call options) for the six months ended June 30, 2017 and 2016:

	2017	2016
	$	$

Balance – Beginning of period	10,935	1,578
Acquisitions	7,376	3,108
Exercised	(548)	(270)
Change in fair value - investments exercised(i)	250	242
Change in fair value - investments expired(i)	-	(88)
Change in fair value - investments held at the end of the period(i)	1,214	3,854
Balance – End of period	19,227	8,424

(i)	Recognized in the consolidated statement of income under other gains, net.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

15.	Fair value of financial instruments (continued)

The following table presents the valuation technique and data used to evaluate the fair value of the significant financial instruments classified as Level 3:

	June 30, 2017
			Inputs
	Fair	Valuation	Non-		Weighted
	value	technique	observable	Range	average
	$
Other investments

Warrants and call options on equity securities of publicly traded mining exploration and development companies	19,227	Black-Scholes option pricing model	Expected volatility	44% to 100%	66%

An increase (decrease) in the expected volatility of 10% would lead to an increase (decrease) in the fair value of $618,000 ($622,000) as at June 30, 2017.

Financial instruments not measured at fair value on the balance sheet

Financial instruments that are not measured at fair value on the consolidated balance sheets are represented by cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables, notes receivable, accounts payable and accrued liabilities, the liability related to share exchange rights and the long-term debt. The fair values of cash and cash equivalents, guaranteed investment certificates, trade receivables, amounts receivable from associates and other receivables and accounts payable and accrued liabilities approximate their carrying values due to their short-term nature. The fair value of the notes receivable and the liability related to share exchange rights approximate their carrying values as there were no significant changes in economic and risks parameters since the issuance/acquisition or assumption of those financial instruments.

The following table presents the carrying amount and the fair value of the long-term debt, categorized as a Level 2, as at June 30, 2017:

June 30, 2017
	Carrying	Fair
	amount	value
	$	$

Long-term debt	46,236	45,805

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

16.	Segment disclosure

The chief operating decision-maker organizes and manages the business under a single operating segment, consisting of acquiring and managing precious metal and other high-quality royalties, streams and similar interests. All of the Company’s assets and revenues are attributable to this single operating segment.

For the three and six months ended June 30, 2017, revenues were mainly earned from the sale of precious metals received from the in-kind royalties from the Canadian Malartic, Éléonore, Island Gold and Vezza mines and the Gibraltar silver stream, all located in Canada. For the three and six months ended June 30, 2016, revenues were mainly earned from the sale of precious metals received from the in-kind royalty from the Canadian Malartic, Éléonore and Island Gold mines. Geographic revenues from the sale of precious metals received from in-kind royalties and streams are determined by the location of the mining operations giving rise to the royalty or stream interest.

The following table summarizes the royalty and stream interests by country, which is based on the location of the property related to the royalty or stream interest:

	June 30,	December 31,
	2017	2016
	$	$
Royalty interests, net
Canada	477,412	471,077
United States	22,941	22,941
Rest of the World	750	750
	501,103	494,768
Stream interests, net
Canada	42,099	-

Royalty and stream interests, net	543,202	494,768

17.	Related party transactions

In addition to the transactions described in Notes 4 and 6, during the three and six months ended June 30, 2017, amounts of $907,000 and $1,897,000 ($1,251,000 and $2,496,000 for the three and six months ended June 30, 2016, respectively, including $588,000 and $1,093,000 related to capitalized exploration and evaluation activities) were respectively invoiced by Osisko to associates for recoveries of costs related to professional services and rental of offices. An amount of $802,000 (including sales taxes) is receivable from associates and included in accounts receivable as at June 30, 2017 ($720,000 as at December 31, 2016).

During the three and six months ended June 30, 2017, amounts of $109,000 and $347,000 (nil during the three and six months ended June 30, 2016) were respectively invoiced to Osisko by an associate for professional services and rental of offices, including $107,000 and $325,000 related to capitalized exploration and evaluation activities. As at June 30, 2017, an amount of $21,000 (including sales taxes) is payable to an associate and included in accounts payable and accrued liabilities ($186,000 as at December 31, 2016).

During the three and six months ended June 30, 2017, interest revenues of $187,000 and $368,000 ($60,000 during the three and six months ended June 30, 2016) were respectively accounted for with regards to a $10.0 million financing completed in May 2016 with Falco Resources Ltd. (“Falco”), an associate of Osisko. As at June 30, 2017, interests of $786,000 ($418,000 as at December 31, 2016) are receivable from Falco.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

17.	Related party transactions (continued)

During the six months ended June 30, 2017, certain directors and officers of Osisko have participated in financings completed by certain associates. Each of these transactions were concluded under the same terms and conditions offered to the other participants.

18.	Subsequent events

Acquisition of Orion’s portfolio

On July 31, 2017, Osisko acquired a precious metals portfolio of assets from Orion consisting of 61 royalties, 7 precious metal offtakes and 6 streams for US$506.8 million ($653.1 million) in cash consideration, representing the agreed upon purchase price of US$500.6 million ($645.3 million) plus an initial estimate of US$6.2 million ($7.8 million) for the amounts received by Orion since June 1, 2017, the effective date of the transaction and the working capital acquired, and 30,906,594 common shares of Osisko issued to Orion (the “Purchase Price”) (the “Transaction”). The combination of Osisko and Orion’s portfolios results in Osisko holding a total of 131 royalties, streams and offtakes, including 16 revenue-generating assets. Through the Transaction, the Company acquired a 9.6% diamond stream on the Renard diamond mine and a 4% gold and silver stream on the Brucejack gold and silver mine, all of which are new mines in Canada, in addition to a 100% silver stream on the Mantos Blancos copper mine in Chile.

As part of the Transaction, CDP Investissements Inc., an affiliate of Caisse de dépôt et placement du Québec (“Caisse”) and the Fonds de solidarité des travailleurs du Québec (F.T.Q.) (“Fonds F.T.Q.”) subscribed for $200 million and $75 million in common shares of Osisko, respectively, as part of a concurrent private placement (“Private Placement”) to fund a portion of the cash consideration and support the Transaction. A total of 18,887,363 common shares were issued at a price of $14.56 per share under the Private Placement. The Private Placement was subject to a 7% capital commitment payment payable partially in shares (2% representing 385,457 common shares) and in cash (5% representing $13.8 million).

A special meeting of Osisko shareholders was held on July 31, 2017, where the shareholders approved the Transaction and the Private Placement.

Following the Transaction, Orion, Caisse and its affiliates and Fonds F.T.Q. hold respectively approximately 19.7%, 12.1% and 5.5% of Osisko’s issued and outstanding common shares, based on the number of common shares of Osisko outstanding at the closing of the Transaction on July 31, 2017. Any sale of the shares issued to Orion is subject to certain restrictions, including a 12-month hold period and a broad distribution requirement.

Additionally, Osisko drew US$118 million ($147.3 million) under its revolving credit facility with the National Bank of Canada and Bank of Montreal, settled the foreign exchange forward contracts (Note 15) by disbursing $275 million to acquire US$204.0 million and paid US$184.8 million ($230.8 million) from Osisko’s current cash and cash equivalents balance.

The Transaction with Orion will be accounted for as a business combination with Osisko as the acquirer. The assets acquired and the liabilities assumed are to be recorded at their estimated fair market values at the time of the closing of the acquisition, being July 31, 2017. The total transaction costs are estimated at $8.5 to $9.0 million, of which $1.0 million and $1.1 million are included in the consolidated statement of income for the three and six months ended June 30, 2017, respectively.

All Canadian amounts presented in brackets are based on the Bank of Canada daily exchange rate of July 31, 2017.

Osisko Gold Royalties Ltd
Notes to the Condensed Interim Consolidated Financial Statements
For the three and six months ended June 30, 2017 and 2016
(Unaudited)
(tabular amounts expressed in thousands of Canadian dollars, except per share amounts)

18.	Subsequent events (continued)

Acquisition of Orion’s portfolio (continued)

Streams and offtake agreements acquired are subject to purchase commitments of gold, silver and diamonds as follows:

	Attributable Payable Production			Per Ounce/Carat
	to be Purchased (ounces or %)			Cash Payment (US$)			Term of	Date of Contract
Interest	Gold	Silver	Diamond	Gold	Silver	Diamond	Agreement
Amulsar(1)	142,454	694,000		$400	$4		40 years	Nov 25, 2015
Back Forty		75%			$4		Life of mine	Mar 31, 2015
Brucejack(2)	50%			Based on quotational period			Until delivery of 7,067,000 ounces Au	Sept 21, 2015
Mantos(3)		100%			25% spot		Life of mine	Sept 11, 2015
Renard(4)			9.6%			$50	40 years	Jul 8, 2014
SASA(5)		100%			$5		40 years	Nov 3, 2015

(1)

4.22% of gold and 62.5% of silver production up to the production maximum. Subject to multiple buyback options: 50% for US$31.3 million and US$34.4 million on 2nd and 3rd anniversary of production start date, respectively, which is currently expected to be July 1, 2018. 1% inflation price escalation after 2nd anniversary.

(2)

Subject to multiple buyback options: December 31, 2018 pursuant to a 15% internal rate of return to Osisko or December 31, 2019 for US$75 million + 2% ongoing stream. If buyback not exercised by December 31, 2019, US$10 million make-whole payment + 4% ongoing stream.

(3)	The stream percentage shall be payable on 100% of silver until 19,300,000 ounces have been delivered, after which the stream percentage will be 30%.
(4)	The term shall be automatically extended beyond the initial term for successive 10-year periods.
(5)	The term shall be automatically extended beyond initial term for successive 10-year periods. 3% or consumer price index (CPI) per ounce price escalation after 2016.

Dividends

On August 3, 2017, the Board of Directors declared a quarterly dividend of $0.05 per common share payable on October 16, 2017 to shareholders of record as of the close of business on September 30, 2017.